UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549



                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                                SUN & SURF INC.
                  -------------------------------------------
                 (Name of Small Business Issuer in its charter)

          NEW YORK                                                11-3619828
--------------------------------                             -------------------
 (State or other jurisdiction                                  (I.R.S Employer
of incorporation or organization)                            Identification No.)

                  57 Main Street, East Hampton, New York 11937
                -------------------------------------------------
               (Address of principle executive offices) (Zip Code)


                    Issuers telephone number (516) 356-2298


Securities to be registered pursuant to Section 12(g) of the Act


                                     COMMON
                             ----------------------
                                (Title of Class)

                                     Part I

Business
--------

     Sun & Surf Inc., was formed as a New York Corporation on November 30, 2000 and operates under the trade name of Sun & Surf Inc. The business offers to retailers and wholesalers its expertise in marketing, management and distribution of the action sports industry. It offers to retailers a step-by-step process of opening a retail store or department within a retail store relating to extreme sports. It also offers an introduction and establishment to key wholesalers within this industry. The company offers to wholesalers sourcing to manufacturers, design and production of products related to the action sports industry. Sun & Surf Inc also works as a agent to various manufacturers and wholesalers to sell their products to retailers.

     Sun & Surf Inc. and predecessors have not had filings of bankruptcies, receiverships or similar proceedings.

     Sun & Surf Inc. acquired assets from its predecessor J Espo's Inc., which is out of the ordinary course of business. This occurred in a spin off agreement in which Sun & Surf Inc. acquired the Consulting & Franchise Divisions from J Espo's Inc. (Commission file No. 24-2212) on a one for one stock declaration of common stock dividend filed with National Association of Security Dealers, Inc pursuant to Rule 10b-17, of the General Rules and Regulations of the Securities and Exchange Commission. The date of the declaration was December 5, 2000 and the record date for determining holders to receive dividend was December 18, 2000. The date of payment of dividend was January 2, 2001.

     The industry that Sun & Surf is competing in is a limited market. Most businesses in this industry are specialized in their individual components. Sun & Surf Inc. will utilize its already established relationships with these individual components to produce a complete business establishment. There is a limited amount of companies in the industry who have the established business relationships with the management of each of these companies to produce the desired product. Sun & Surf Inc. competitive edge is in it's management direct involvement with each of these companies in previous business relationships in the development of the action sports industry.

     Sun & Surf Inc has no franchise rights. There are no existing or probable governmental regulations on the business; neither is there any costs and effects of compliance with environmental laws.

     Sun & Surf Inc. has one full time employee.

Management's Discussion and Analysis or Plan of Operation.
----------------------------------------------------------

     Sun & Surf Inc., which was formed by the spin off of the consulting and future franchise business of J Espo's Inc. The company and its management had spun off these divisions to enhance its consulting and franchise business. The company plans further development of its franchise business by filing a franchise prospectus. The company will market its franchises through trade shows and other advertising sources. Sun & Surf Inc plans to increase its arrangements to work as an agent to other manufacturers and wholesalers to offer a complete retail store from the one source. (Similar to current national hardware chains in that the independent operator buys all inventory from one source and does not have to deal with many wholesalers to stock sufficient inventory based on consumer needs.) Enabling the company to buy at a lower wholesale price than they would have if purchasing directly. With Jeffrey R. Esposito's over 10 years of experience and one of the founders of the action sports movement within the past decade, the company is in a perfect position to expand this division.


     The company's constant involvement in the action sports industry allows them to observe trends happening within the industry. Within the industry trends usually start in Hawaii, then California and subsequently to the Northeast. There is usually a delay of up to two years before any trends are visible in the Northeast. There are no notable trends in the industry except within the color schemes of the products being produced that are noteworthy. However, Sun & Surf Inc. management foresees a higher demand in the area of the beginner surfer, thereby requiring the need for hard goods in this area.

     The liquidity of the stock issuance will have a very limited liquidity to external shareholders.

     There are no material commitments for capital expenditures. The future Sun & Surf Inc. franchise prospectus will be prepared by, Jeffrey R. Esposito, President and Kenneth C. Dollman, Esq., Officer and Director without salary compensation.

     There are no known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. Neither, are any significant elements of income or loss that do not arise from the small business issuer's continuing operations. Furthermore, there are no causes for any material changes from period to period in one or more line items of the small business issuer's financial statements.

     Sun & Surf Inc does operate on a seasonal Spring/Summer aspect that has a material effect on the financial condition or results of operations.

     There are no interim periods for Sun & Surf Inc.

     Sun & Surf Inc. has sufficient amount of cash to satisfy its cash requirements and will not have to raise any additional funds in the next twelve months.

     Sun & Surf Inc. does not plan to have any significant changes in the number of employees or the purchase or sale of plant and significant equipment. Sun & Surf Inc. does not plan to perform any product research and development for the term of the plan.

     The corporation financial statements accurately reflect the company. There are no material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

Description of Property

     Sun & Surf Inc. does not invest in any real estate related interests. It operates the business from the home office of the President, Jeffrey R. Esposito, 63 Halsey Street, Southampton, New York, which has office space. There is no compensation for the office space.


Security Ownership of Certain Beneficial Owners and Management

Title of                                                               Percent
 Class        Name & Address of Owner            Amount Owned           Owned
 -----        -----------------------            ------------           -----

Common        Jeffrey R. Esposito                  4,040,250            81.5%
Stock         63 Halsey Street
              Southampton, NY 11968

Common        Kenneth C. Dollman, Esq.               160,000             3.2%
Stock         3 Aspen Street
              Port Jefferson Sta., NY 11776

Common        Joel Esposito                           54,000             1.1%
Stock         39 Eastview Road
              Lake Ronkonkoma, NY 11779
                                                 -----------            -----
                                                   4,254,250            85.8%

     (There is no preferred stock and there are no outstanding options)

Directors and Executive Officers, Promoters and Control Persons

Executive Officer                Term            Age                Title
-----------------                ----            ---                -----

Jeffrey R. Esposito             1 Year            36        President & Director

Kenneth C. Dollman, Esq.        1 Year            51        Secretary & Director

Joel Esposito                   1 Year            33        Director

     Since the inception of the corporation, November 30, 2000, the Directors stated above have served as Directors a will continue serving as Directors for the next year. The term for Officers and Directors is 1 year.

     Jeffrey R. Esposito, President and Director and Joel Esposito, Director are related brothers.

     Jeffrey R. Esposito, Kenneth C. Dollman, Esq. and Joel Esposito affirm that during the past five years there is no material such as any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time. There have not been any convictions in a criminal proceeding or being subject to a criminal proceeding excluding traffic violations and other minor offenses). Neither party being subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities or banking activities. Furthermore, neither party being found by a court of competent jurisdiction (in a civil action), the Commission, or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

     Jeffrey R. Esposito is the founder and president of Sun & Surf, Inc. He has a degree in International Economics and was a scholastic athlete. Mr. Esposito is and avid outdoorsman and world traveler. He oversees all the development of the consultant and franchise operations. His diversified skills make him a key man in the expansion of the corporation

     Kenneth C. Dollman, Esq. is Secretary and Director of the company and serves as general counsel. Mr. Dollman handles all contracts and legal affairs of the company. His expertise in is corporate law.

     Joel Esposito is Director of the company and his diversified skills in the construction, layout and design will play an important role in the setup of the franchises.


Executive Compensation

Name & Principle                                               Other Annual     Restricted
Position                        Year      Salary    Bonus     Compensation     Stock Awards
--------                        ----      ------    -----     ------------     ------------

Jeffrey R. Esposito             2001       0(1)      0(1)                       100,000 shs(2)
                                2002       0(1)      0(1)                       100,000 shs(2)

Kenneth C. Dollman, Esq.        2001       0(1)      0(1)                       100,000 shs(2)
                                2002       0(1)      0(1)                       100,000 shs(2)

Joel Esposito                   2001       0(1)      0(1)                        50,000 shs(2)
                                2002       0(1)      0(1)                        50,000 shs (2)

-------------
(1)  No salary for year 2001 and 2002

(2) 50,000 shares for each officer and 50,000 shares for each director Shares for year 2001 have been issued Shares for year 2002 have not been issued


Certain Relationships and Related Transactions.

     Jeffrey R. Esposito, as President rents the office space, a studio suite, to the corporation at 63 Halsey Street, Southampton, New York, for no compensation.

     There are no other certain relationships or related transactions.

Description of Securities

     Sun & Surf Inc. has only one class of stock, which is common. The company has 100 million authorized with a par value .001 and has issued 4,960,250 shares. Each common share has one vote per share

     The company's common stock has no preference as to a dividend or interest, or liquidation and any other specific voting rights and cumulative voting rights.

     There is no provisions in the charter documents or bylaws of Sun & Surf Inc. that would delay, defer, or prevent a change in the control of the corporation.

                                    Part II

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

     Currently there is no market or dividend for the common equities of company. The company plans to file a 15C-211 with the NASD in the near future to have the company's common shares trade Over the Counter.

     Pursuant to Rule 144 of the Securities Act, on December 18, 2001 all the outstanding common stock totaling 4,960,250 shares are eligible to be sold by the security holders. Pursuant to Rule 144 of the Securities Act, 619,214 shares could be sold in the first 90 days. One percent of the outstanding balance of security holders share balance can be sold in subsequent 90 days periods.

     Sun & Surf Inc. does not plan to offer any common stock in a public offering or pursuant to an employee benefit package except for the issuance of annual compensation to its two officers and three directors of 50,000 shares each for a total of 250,000 shares. The company does not feel that this will have any material effect on the market price of the registrant's common equity. The approximate number of holders of common stock for Sun & Surf Inc. is 43 shareholders.

     Sun & Surf Inc has not declared and cash dividends on each class of common equity for the last two fiscal years. There are no restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future.

Legal Proceedings.

     Sun & Surf Inc. does not have currently any legal proceedings against the company nor is it involved in any legal proceeding.

Changes in and Disagreements with Accountants.

     Sun & Surf Inc. accountant Stewart H. Benjamin CPA P.C. of 27 Shelter Hill Road, Plainview, New York 11803 has been the accountant since the inception of the corporation. The company and accountant have not had any changes or disagreements with the accounting procedures and do not anticipate and changes.

Recent Sales of Unregistered Securities

     Sun & Surf Inc. has not had any sales of unregistered securities. The company did issue unregistered securities on December 18, 2000 as a spin off of a publicly traded company, J Espo's Inc. pursuant to the requirements of Rule 10b-17 of the General Rules and Regulations of the Securities and Exchange Commission. Exempt from State registration, New York Blue Sky Regulations on Exempted Offerings, Section 80.9, provides that small offerings to a related group, as defined in the regulations are automatically exempted without application. Section 80.1(j)(3) defines a related group a "(a) group where family or long time business or personal relationship exists between one or more of the promoters and each and every member of the group. Sections 80.1(j)(5) defines a small offering as "(an) offering which seeks to raise no more than $40,000, not including the personal investment of the promoters". In the instant matter, the shareholders of the Company are for the most part family related and those who are not are either personal friends or long-time business associates. The distribution is without cost of any kind to the recipients of the spun-off stock and, accordingly, no sums or other consideration of any kind is being raised.

Indemnification of Directors and Officers

     The Officers and Directors have a limited liability to the corporation and shareholders, to be liable to only of acts of fraud or intentional misrepresentation of the corporation's performance. The Officers and Directors indemnify themselves from any losses sustained to the shareholders in which they are acting in prudent business practices, as stated in Sun & Surf Inc. bylaws.

     There are no insurance policies for indemnification of directors and officers.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors and Stockholders
Sun & Surf Inc.
Southampton, New York

I have audited the accompanying balance sheet of Sun & Surf Inc. as of October 31, 2001, and the related statements of income, stockholders' equity, and cash flows for the period November 30, 2000 (Inception) to October 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun & Surf Inc. as of October 31, 2001, and the results of its operations and cash flows for the period November 30, 2000 (Inception) to October 31, 2001, in conformity with generally accepted accounting principles.




/s/  Stewart H. Benjamin
---------------------------------
     Stewart H. Benjamin
     Certified Public Accountant, P.C.

Plainview, New York

January 3, 2002

                                 SUN & SURF INC.
                                  BALANCE SHEET
                                October 31, 2001



                                     ASSETS
                                     ------

Current assets
    Cash                                                                  $1,073
                                                                          ------

Property and equipment, net                                                4,825
                                                                          ------

Total assets                                                              $5,898
                                                                          ======


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
    Income taxes payable                                                  $  168
                                                                          ------

Stockholders' equity
    Common stock, $.001 par value, 100,000,000 shares
        authorized and 4,960,250 shares issued and outstanding             4,960
    Additional paid-in capital                                               694
    Retained earnings                                                         76
                                                                          ------

Total stockholders' equity                                                 5,730
                                                                          ------

Total liabilities and stockholders' equity                                $5,898
                                                                          ======


                     The accompanying notes are an integral
                        part of the financial statements.

                                 SUN & SURF INC.
                               STATEMENT OF INCOME
        For the Period November 30, 2000 (Inception) to October 31, 2001



Revenue
    Commission income                                                 $    1,089

Selling and administrative expenses                                          845
                                                                      ----------

Income before income taxes                                                   244

Income taxes                                                                 168
                                                                      ----------

Net income                                                            $       76
                                                                      ==========

Net income per common share                                           $      .00
                                                                      ==========

Weighted average common shares outstanding                             2,311,662
                                                                      ==========


                     The accompanying notes are an integral
                        part of the financial statements.



                                        SUN & SURF INC.
                         STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               For the Period November 30, 2000 (Inception) to October 31, 2001


                                                      Common Stock      Additional
                                                 ---------------------    Paid-in    Retained
                                                   Shares      Amount     Capital    Earnings
                                                 ---------   ---------   ---------   ---------
Balances, November 30, 2000                           --     $    --     $    --     $    --

    Common stock acquired as a result
      of spin-off from J. Espo's Inc.            4,710,250       4,710         694        --

    Common stock issued for services,
      valued at $.001 per share                    250,000         250        --          --

    Net income                                        --          --          --            76
                                                 ---------   ---------   ---------   ---------

Balances, October 31, 2001                       4,960,250   $   4,960   $     694   $      76
                                                 =========   =========   =========   =========


                            The accompanying notes are an integral
                               part of the financial statements.

                                               4

                                 SUN & SURF INC.
                             STATEMENT OF CASH FLOWS
        For the Period November 30, 2000 (Inception) to October 31, 2001



CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                          $    76
    Adjustments to reconcile net income to net
         cash provided by operating activities
         Depreciation                                                       479
         Common stock issued for services                                   250
         Changes in assets and liabilities
            Increase in income taxes payable                                168
                                                                        -------

              NET CASH PROVIDED BY OPERATING ACTIVITIES                     973
                                                                        -------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                  (5,304)
                                                                        -------

              NET CASH USED IN INVESTING ACTIVITIES                      (5,304)
                                                                        -------

CASH FLOWS FROM FINANCING ACTIVITIES
    Common stock acquired in spin-off of J. Espo's Inc.                   5,404
                                                                        -------

              NET CASH PROVIDED BY FINANCING ACTIVITIES                   5,404
                                                                        -------

NET INCREASE IN CASH                                                      1,073

CASH - BEGINNING                                                           --
                                                                        -------

CASH - ENDING                                                           $ 1,073
                                                                        =======


                     The accompanying notes are an integral
                        part of the financial statements.

                                 SUN & SURF INC.
                          Notes to Financial Statements


Note 1 - Basis of Presentation

Organization and Nature of Operations
-------------------------------------

The financial statements presented are those of Sun & Surf Inc. ("the Company"). The Company was incorporated under the laws of the State of New York on November 30, 2000. The Company is in the business of offering its expertise in marketing, management and distribution of the action sports industry to retailers and wholesalers. The Company also acts as an agent to various manufacturers and wholesalers to sell their products to retailers. Prior to June 7, 2001, the Company was inactive. On June 7, 2001, the Company acquired the consulting business and some of the net assets of J. Espo's Inc. (J. Espo's), whereby J. Espo's distributed all of the outstanding shares of common stock of the Company as a dividend to J. Espo's stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000. The Company and J. Espo's have entered into an agreement with respect to the separation of the companies and to provide mechanisms for an orderly transition following the Spinoff. The Spinoff was accomplished through a distribution agreement which defined the assets that were contributed to the Company.

Post-Spinoff Financial Information
----------------------------------

Financial data included in the accompanying financial statements, for the period subsequent to the Spinoff, have been prepared on a basis that reflects the historical value of the assets and operations of the business that was contributed to the Company by J. Espo's.

Effective with the Spinoff on June 7, 2001, the assets contributed to the Company included cash of $100 and fixed assets of $5,304.

Note 2 - Summary of Significant Accounting Policies

Fiscal Year
-----------

The Company has elected October 31 as the end of its fiscal year.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                                 SUN & SURF INC.
                          Notes to Financial Statements


Cash and Cash Equivalents
-------------------------

For purposes of reporting cash flows, cash and cash equivalents include checking and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and equipment and depreciation
---------------------------------------

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income. Property and equipment consists of furniture and fixtures totaling $6,319. Depreciation expense for the period ended October 31, 2001 amounted to $479.

Income Taxes
------------

The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse. The current income tax expense of $168 consists of federal tax of $13 and New York State Franchise tax of $155.

Net Income Per Common Share
---------------------------

Net income per common share is computed by dividing the net income by the weighted average shares outstanding during the year.

Note 3 - Common Stock Transactions

The distribution of common stock from J. Espo's resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000, amounting to 4,710,250 shares. Pursuant to a resolution adopted by the board of directors on December 7, 2000, the Company issued 250,000 shares of common stock to officers and directors for services, valued at $.001 per share.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

                                 SUN & SURF INC.
                          Notes to Financial Statements


Note 4 - Related Party Transactions

The Company does not lease or rent any property. Office services are provided without charge by the president of the Company. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

                                   Signatures


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       SUN & SURF INC.
                                        ----------------------------------------
                                                        (Registrant)



Date:  January 15, 2002              By: /s/  Jeffrey R. Esposito
      -------------------               ----------------------------------------
                                                        (Signature)

                               Exhibit Index
                               -------------


2     - Sun & Surf Inc. Spin Off Agreement with Predecessor J Espo's Inc.

3(i)  - Articles of Incorporation

3(ii) - By Laws of Sun & Surf Inc.

4     - Instruments Defining of Rights of Shareholders

10    - Material Contracts